Exhibit 2.1

AMENDMENT NO. 1

TO

PURCHASE AND ASSUMPTION AGREEMENT

dated as of

October 23, 2013

by and among

CFG COMMUNITY BANK,

CAPITAL FUNDING BANCORP, INC.,

MVB BANK, INC.

and

MVB FINANCIAL CORP.

July 29, 2014

AMENDMENT NO. 1 TO PURCHASE AND ASSUMPTION AGREEMENT

This AMENDMENT NO. 1 dated as of July 29, 2014 (this “Amendment”) to that certain Purchase and Assumption Agreement, dated as of October 23, 2013 as modified by a letter agreement dated as of March 31, 2014 (the “Agreement”), by and among CFG COMMUNITY BANK, a state chartered bank, organized under the laws of the State of Maryland (“Seller”), CAPITAL FUNDING BANCORP, INC., Seller’s parent corporation (“Parent”), MVB BANK, INC., a state chartered bank organized under the laws of the State of West Virginia (the “Purchaser”), and MVB FINANCIAL CORP., a financial holding company, organized under the laws of the State of West Virginia (“Holdco”).  Capitalized Terms used but not defined herein shall have the meanings given to them in the Agreement.

RECITALS

WHEREAS, Purchaser desires to acquire from Seller, and Seller desires to transfer to Purchaser, all of Seller’s banking operations, in accordance with and subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises and obligations set forth herein, the parties agree as follows:

Section 1.  Article 1 of the Agreement shall be amended to delete clause (a)(iii) from the definition of “Material Adverse Effect” and to add the following defined terms:

“Closing Balance Sheet” shall mean a balance sheet setting forth the Assets and Assumed Liabilities transferred by Seller to Purchaser at the Closing Date prepared in accordance with Section 2.3 of this Agreement.

“Closing NAV” shall mean the NAV as reflected on the Closing Date Balance Sheet.

“NAV” shall mean, as of any specified date, the amount in U.S. dollars equal to the Assets minus Goodwill minus the Assumed Liabilities. For the avoidance of doubt, NAV can be a positive or negative value.

Section 2.  Section 2.3 of the Agreement shall be amended and restated in its entirety to provide as follows:

2.3  Purchase Price.  Subject to the adjustments provided for in this Section 2.3, the purchase price (the “Purchase Price”) for the Assets shall be the sum of:

(a)  Twenty-Six Million Dollars ($26,000,000), payable at Closing in immediately available funds (the “Cash Purchase Price”); and

(b)  Four Million Dollars ($4,000,000) of Holdco’s Common Stock (the “Stock Purchase Price”), priced on a per share basis, equal to the volume weighted average price of all shares of Holdco’s Common Stock sold to non-Affiliates of Holdco between the date hereof and the day immediately preceding the Closing (the “Related Stock Offering”).

(c)                As soon as practicable, but in no event more than 60 days following the Closing Date, Purchaser shall prepare, or cause to be prepared, and delivered to Seller, the Closing Balance Sheet setting forth the Closing NAV prepared applying the same accounting principles as used by Seller in preparation of the Financial Statements.  Seller shall, within 30 days after the delivery by Purchaser to Seller of the Closing Balance Sheet, complete its review of the Closing Balance Sheet.  The Closing Balance Sheet shall become final and binding upon the parties on the 30th day following delivery thereof, unless Seller determines that the Closing Balance Sheet is inaccurate or has not been prepared consistent with the Financial Statements and gives written notice of its disagreement with the Closing Balance Sheet (the “Seller’s Objection”) to Purchaser prior to such date.  The Seller’s Objection shall (1) specify in reasonable detail the nature of each disagreement so asserted and (2) specify what Seller reasonably believes is the correct Closing NAV.  If Seller delivers a Seller’s Objection, then the Closing Balance Sheet (as revised or adjusted in accordance with this sentence) shall become final and binding upon Purchaser and Seller on the earlier of (A) the date Purchaser and Seller resolve in writing any differences they have with respect to the matters specified in the Seller’s Objection and (B) the date any disputed matters are finally resolved in writing in accordance with the procedures described in this Agreement.  During the 30-day period following the delivery of the Seller’s Objection, Purchaser and Seller shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Seller’s Objection.  Purchaser and its accountants and Seller and its accountants shall promptly provide the other party and its accountants and representatives reasonable access to all personnel, books and records, data and financial statements and any other information, including work papers of its accountants, reasonably requested by the other party to the extent necessary for such party to review the Closing Balance Sheet or to prepare the Seller’s Objection (in the case of Seller) or to review the Seller’s Objection (in the case of Purchaser); provided that such party and its accountants and representatives have executed all release letters reasonably requested by the other party’s accountants in connection therewith.

(d)  If Seller and Purchaser are unable to resolve all of their disagreements with respect to the determination of the Closing Balance Sheet and Closing NAV within the 30-day period after delivery of the Seller’s Objection, they shall refer their remaining differences to Crowe Horvath LLP or another nationally recognized firm of independent certified public accountants as to which Seller and Purchaser mutually agree (the “CPA Firm”), who shall, limiting their review to still unresolved matters included in the Seller’s Objection and acting as experts and not as arbitrators, determine the Closing Balance Sheet and Closing NAV consistent with the accounting principles use to prepare the Financial Statements.  The parties shall instruct the CPA Firm to deliver the Closing Balance Sheet to Purchaser and Seller no later than 20 Business Days after the remaining differences underlying the Seller’s Objection are referred to the CPA Firm.  The CPA Firm’s determination shall be conclusive and binding upon Purchaser and Seller, absent clear and manifest error.  Purchaser and its accountants and Seller and its accountants shall make available to the CPA Firm all relevant books and records and any work papers (including those of the parties’ respective accountants) relating to the Closing Balance Sheet, the Seller’s Objection and all other items reasonably requested by the CPA Firm.  Each party shall have the ability, in their discretion, to submit written or oral submissions to the CPA Firm with respect to matters subject to the dispute.  A copy of any such submission shall be provided to the other party to the dispute. The fees and disbursements of the CPA Firm shall be paid by Purchaser or Seller in proportion to those matters submitted to the CPA Firm that are resolved against that party, as such fees and disbursements are allocated by the CPA Firm at the time of the CPA Firm’s determination.  All other fees and expenses shall be borne by the party incurring such fees and expenses.

(e)  If the Closing NAV is less than Twenty-Two Million Dollars ($22,000,000.00), Seller shall make an adjustment payment to Purchaser in the absolute dollar value of such difference.  Any payment payable pursuant to this Section 2.3(e) shall be paid within 10 days of determination by the parties or the CPA Firm, as the case may be, by wire transfer of immediately available funds to a bank account or accounts designated by Purchaser at least two Business Days prior to the expiration of such ten day period.  Any payment made pursuant to this Section 2.3 shall be treated for all tax purposes as adjustments to the Purchase Price.

Section 3.  Section 7.3 of the Agreement shall be amended and restated in its entirety to provide as follows:

7.3  Regulatory Approvals.

(a) As soon as practicable and in no event later than July 31, 2014, Purchaser and Holdco shall prepare and file any applications, notices and filing required in order to obtain the Regulatory Approvals. Purchaser shall use commercially reasonable efforts to obtain each such approval as promptly as reasonably practicable. The parties shall cooperate in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Regulatory Approvals). Purchaser will provide Seller with copies of any applications and all correspondence relating thereto prior to filing, other than material filed in connection therewith under a claim of confidentiality. If any Regulatory Authority shall require the modification of any of the terms and provisions of this Agreement as a condition to granting the Regulatory Approvals, the parties hereto will negotiate in good faith and use commercially reasonable efforts to seek a mutually agreeable adjustment to the terms of the transaction contemplated hereby, such agreement not to be unreasonably withheld, conditioned or delayed.

(b)  To the extent permitted by applicable law, the parties shall promptly advise each other upon receiving any communication from any Regulatory Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that the Regulatory Approvals or any other consent or approval required hereunder will not be obtained or that the receipt of any such approval will be materially delayed.

(c)  Purchaser shall not, and shall cause its Affiliates to not, knowingly take any action that would reasonably be expected to result in a Material Adverse Effect with respect to Purchaser.

Section 4.  Section 10.1(d) of the Agreement shall be amended and restated in its entirety to provide as follows:

10.1  Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(d)  by Seller or Purchaser, in the event the Closing has not occurred by January 23, 2015, unless the failure to so consummate is due to a breach of this Agreement by the party seeking to terminate; provided, however, if Purchaser shall have failed to submit applications for Regulatory Approval by July 31, 2014 or such applications shall have been found by any applicable governmental authority not to be complete by October 31, 2014, then Seller shall have the right to immediately terminate this Agreement in accordance with this Section 10.1.

Section 5.  The Agreement shall be amended to add the following Section 10.3:

10.3  Commercial Loan Personnel.  In the event for any reason the P&A Transaction does not Close, Purchaser or its Affiliates shall extend offers of employment to all of Seller’s commercial loan personnel in Annapolis, Maryland and shall (subject to regulatory approval) assume Seller’s obligations under the lease for its loan production office in Annapolis, Maryland.  The provisions of this Section 10.3 shall survive the termination of this Agreement.

Section 6.                        (a)  The Preamble of the Agreement shall be amended to add two wholly owned Seller subsidiaries, “Capital Finance, LLC, a Maryland limited liability company and Capital Funding, LLC, a Maryland limited liability company (together, the “Loan Sellers”)” as parties to the Agreement.

(b)  A new recital shall be added as follows”

“WHEREAS, certain of the Loans to be sold hereunder are held in the name of the Seller and others are held in the name of one of the Loan Sellers.”

(c)  The following sections shall be amended to replace the term “Seller” with “Seller and/or Loan Sellers, as the case may be”:  Section 1 - “Loans”; Section 1 - “Loan Documents; Section 2.1; Section 2.5; Section 3.7; Section 3.8; Section 4.12; Section 5.9; and Section 7.12

Section 7.  Holdco acknowledges that the obligation of Capital Funding Group Inc. (“GFGI”) under Section 3(a) of that certain Business Cooperation Agreement between Holdco and CFGI dated October 18, 2013 to offer all “Target Loans” (as defined therein) to Holdco has not been strictly observed by CFGI prior to the date hereof.  Holdco waives any such prior failure by CFGI to offer any Target Loan to Holdco and CFGI shall be a third party beneficiary of such waiver.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date and year first above written.

CFG COMMUNITY BANK

By:	/s/ John W. Dwyer
	Name:	John W. Dwyer
	Title:	Chairman of the Board

CAPITAL FUNDING BANCORP, INC.

By:	/s/ Daniel S. Baird
	Name:	Daniel S. Baird
	Title:	Treasurer

CAPITAL FINANCE, LLC,

By:	/s/ Jeffrey D. Stein
	Name:	Jeffrey D. Stein
	Title:	Managing Director

CAPITAL FUNDING, LLC,

By:	/s/ Karen E. Becker
	Name:	Karen E. Becker
	Title:	Vice President

MVB BANK, INC.

By:	/s/ Larry F. Mazza
	Name:	Larry F. Mazza
	Title:	Chief Executive Officer

MVB FINANCIAL CORP.

By:	/s/ Larry F. Mazza
	Name:	Larry F. Mazza
	Title:	Chief Executive Officer